


07001268

SECU[illegible] [illegible]SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38583

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WARREN D. NADEL & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 WALNUT ROAD
(No. and Street)

GLEN COVE (City) NEW YORK (State) 11542 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WARREN D. NADEL (516) 656-3636
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHNEIDER & ASSOCIATES LLP
(Name – *if individual, state last, first, middle name*)

100 JERICHO QUADRANGLE (Address) JERICHO (City) NEW YORK (State) 11753 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WARREN D. NADEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WARREN D. NADEL & COMPANY, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK ss.:
COUNTY OF NASSAU
SWORN THIS 12 Feb 2007



Signature

PRESIDENT

Title



Notary Public

Robert N. Tabor
Notary Public, State Of New York
No. 01TA4738380
Qualified In Nassau County
Commission Expires March 30, 2 007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED

WARREN D. NADEL & COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

WARREN D. NADEL & COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

CONTENTS



SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

REPORT OF INDEPENDENT AUDITORS

To the Stockholders
Warren D. Nadel & Company
Glen Cove, New York

We have audited the accompanying statement of financial condition of Warren D. Nadel & Company (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2006, in conformity with accounting principles generally accepted in the United States.



Jericho, New York
February 2, 2007

WARREN D. NADEL & COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
Cash in banks	$133,223
Due from clearing brokers (Note 1)	328,248
Deposit with clearing broker	25,000
Securities owned:	
Marketable, at market value	338,690
Secured demand note receivable, collateralized (Note 2)	85,000
Other assets	13,991
Total assets	$924,152
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued liabilities (Notes 6 and 7)	$236,450
Liabilities subordinated to claims of general creditors (Note 2)	85,000
Commitments (Notes 3, 5, 6 and 7)	
Stockholders' Equity (Note 5)	
Common stock, $.01 par value - 100,000 shares authorized, 54,441 shares issued and outstanding	544
Additional paid-in capital	49,885
Retained earnings	552,273
Total stockholders' equity	602,702
Total liabilities and stockholders' equity	$924,152

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

WARREN D. NADEL & COMPANY
SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
DECEMBER 31, 2006

BUSINESS

Warren D. Nadel & Company (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The Company is also registered as an introducing broker with the Commodity Futures Trading Commission.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

INCOME TAXES

The Company is an S corporation for both Federal and New York State ("NYS") income tax purposes and, as such, income or loss flows through to the stockholders' individual income tax returns. As a result, the Company is not liable for Federal and NYS income taxes.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SECURITIES OWNED

The Company has an investment in 11,000 shares of common stock of the NASDAQ Stock Market, Inc. The investment in common stock has been valued at the quoted market price of the shares at December 31, 2006.

WARREN D. NADEL & COMPANY
SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
DECEMBER 31, 2006

NOTE 1 - DUE FROM CLEARING BROKERS

The Company has clearing agreements with two brokerage firms to carry its accounts. The clearing brokers have custody of some of the Company's securities and, from time to time, cash balances which may be due from these brokers.

These securities and/or cash positions serve as collateral for any amounts due to the clearing brokers and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing brokers.

The Company is subject to credit risk if the clearing brokers are unable to repay balances due or deliver securities in their custody.

NOTE 2 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Borrowings under a subordinated loan from a related party were $85,000 at December 31, 2006. These borrowings are noninterest bearing and mature on January 31, 2010. The subordinated loan is covered by an agreement approved by the National Association of Securities Dealers, Inc. and the National Futures Association and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule and Commodity Futures Trading Commission's minimum financial requirements. To the extent that such a loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. In conjunction with this borrowing, the Company was issued an $85,000 secured demand note collateralized by securities with a market value of $178,626.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company occupies premises under a lease agreement with an entity controlled by the Company's president and majority stockholder through December 31, 2018.

The future minimum lease payments required under the lease are approximately:

Year ended December 31,	
2007	$ 110,700
2008	110,700
2009	110,700
2010	110,700
Thereafter	885,600
	$1,328,400

NOTE 3 - RELATED PARTY TRANSACTIONS - continued

A related entity which is registered with the SEC as an investment advisor acts as an investment manager on a discretionary basis and trades primarily in equity securities and options for a select group of customer accounts whose accounts are carried on the books of another broker-dealer on a full disclosure basis. This group of accounts are customers of the Company.

NOTE 4 - REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17), which requires that the Company maintain minimum regulatory net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $45,000, whichever is greater. At December 31, 2006, the Company had regulatory net capital and regulatory net capital requirements of $582,191 and $45,000, respectively. The Company's net capital ratio was .41 to 1.

NOTE 5 - OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing brokers. The Company regularly reviews all client accounts to ensure that there are sufficient funds to meet all transaction obligations. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer, and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers. The Company's policy is to monitor its market exposure and risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

NOTE 6 - DEFINED BENEFIT PENSION PLAN

In 2005, the Company implemented a defined benefit pension plan covering certain employees with at least two years of service, but excluding all highly compensated employees other than owner/employees and their spouses. The Company's funding

NOTE 6 - DEFINED BENEFIT PENSION PLAN - continued

policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

The following sets forth the funded status of the plan:

Actuarial present value of benefit obligations:	
Vested benefit obligation	$567,602
Nonvested benefit obligation	-0-
Accumulated benefit obligation	$567,602
Fair value of plan assets at December 31, 2006	$564,337
Benefit obligation at December 31, 2006	567,602
Funded status	$ (3,265)
Accrued benefit cost recognized in the Statement of Financial Condition:	
Benefit cost	$276,768
Employer contributions	160,000
Plan participants' contributions	-0-
Benefits paid	-0-

Weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31, 2006:	
Discount rate	6.0%
Expected return on plan assets	6.0%
Rate of compensation increase	3.0%

The Company's investment policy for plan assets is to manage the portfolio to preserve principal and liquidity while maximizing the return on the investment portfolio through the full investment of available funds.

NOTE 7 - PROFIT SHARING PLAN

The Company has a profit sharing plan covering all eligible employees. Company contributions vest equally at a rate of 20% a year, staring in the second year of service.

END